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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (RULE 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)



                       ASSOCIATED MATERIALS INCORPORATED
                                (Name of Issuer)





                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
                         (Title of Class of Securities)


                                  045709 10 2
                                 (CUSIP Number)


                                ---------------





                               Page 1 of 5 Pages
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CUSIP NO.  045709 10 2                13G                     PAGE 2 OF 5 PAGES

================================================================================
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WINSPEAR FAMILY LIMITED PARTNERSHIP, A TEXAS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                 5     SOLE VOTING POWER

                                       3,851,200
                 NUMBER OF       -----------------------------------------------
                   SHARES        6     SHARED VOTING POWER
                BENEFICIALLY
                  OWNED BY             -0-
                    EACH         -----------------------------------------------
                  REPORTING      7     SOLE DISPOSITIVE POWER
                   PERSON
                    WITH               3,851,200
                                 -----------------------------------------------
                                 8     SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,851,200
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      58.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN
================================================================================




                      *SEE INSTRUCTIONS BEFORE FILLING OUT
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ITEM 1(a).       NAME OF ISSUER:

                 Associated Materials Incorporated

ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 2200 Ross Avenue, Suite 4100 East
                 Dallas, Texas 75201

ITEM 2(a).       NAME OF PERSON FILING:

                 Winspear Family Limited Partnership, a Texas limited partnership

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                 2200 Ross Avenue, Suite 4100 East
                 Dallas, Texas 75201

ITEM 2(c).       CITIZENSHIP:

                 Texas

ITEM 2(d).       TITLE OF CLASS OF SECURITIES:

                 Common Stock, par value $.0025 per share

ITEM 2(e).       CUSIP NUMBER:

                 045709 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 Not applicable.

ITEM 4.          OWNERSHIP:

                 (a)      Amount beneficially owned:  3,851,200

                 (b)      Percent of Class:  58.4%

                 (c)      Number of Shares as to which such person has:

                          (i)     Sole power to vote or direct the vote:
                                  3,851,200

                          (ii)    Shared power to vote or direct the vote:
                                  -0-

                          (iii) Sole power to dispose or to direct the disposition of: 3,851,200

                          (iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Not applicable.





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ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not Applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not Applicable.

ITEM 10.         CERTIFICATION.

                 Not Applicable.





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                                 SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    March 5, 1998               WINSPEAR FAMILY LIMITED PARTNERSHIP


                                      By: /s/  William W. Winspear
                                         --------------------------------------
                                          William W. Winspear,
                                          Trustee of The Winspear FLP Revocable
                                          Trust, the General Partner of the
                                          Winspear Family Limited Partnership





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